# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Universal Electronics Inc., CIK 0000101984
CUSIP: 913483103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 401 Clinton Street, Defiance, Ohio (OH), 43512
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019432-25-000010
Filed by CIK 0001086888

## Reporting persons
- Manulife Financial Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Manulife Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 236; shared voting power 0; sole dispositive power 236; shared dispositive power 0; aggregate amount beneficially owned 236 (0% of the class)

## Item 1. Issuer
Name of issuer: Universal Electronics Inc.
Address of issuer's principal executive offices: 15147 N. Scottsdale Road, Suite H300, Scottsdale, AZ 85254

## Item 2. Person Filing
Name of person filing: This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC's indirect, wholly-owned subsidiary, Manulife Investment Management (US) LLC ("MIM (US)").
Address of principal business office or, if none, residence:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MIM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.
Citizenship:
MFC is organized and exist under the laws of Canada.
MIM (US) is organized and exists under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: FI

## Item 4. Ownership
Amount beneficially owned: MIML has beneficial ownership of 236 shares of Common Stock. Through its parent-subsidiary relationship to MIML, MFC may be deemed to have beneficial ownership of these same shares.
Percent of class: Of the 12,952,143 shares of Common Stock outstanding as of May 2, 2024, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 6, 2024, MIML held 0.00%.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 3 and 4 above

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Particular category of institutional investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- Manulife Financial Corporation: /s/ Graham Miller, Graham Miller / Agent* (02/04/2025)
- Manulife Investment Management Limited: /s/ Kuno Tucker, Kuno Tucker / Chief Compliance Officer (02/12/2025)
Comment: *Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)